NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES Dwight A. Kinsey DIRECT DIAL: +1 212 404 8727 PERSONAL FAX: +1 212 818 9606 E-MAIL: DAKinsey@duanemorris.com www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

October 22, 2020

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended

Re:	Confidential Submission of Draft Registration Statement on Form F-l

Dear Ladies and Gentlemen:

On behalf of Evaxion Biotech A/S, a public limited liability company incorporated and domiciled in Denmark (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”), pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”). The Registration Statement submitted herewith relates to the initial public offering of the Company's ordinary shares, Danish Krone 2 nominal value per share.

The Company is an “emerging growth company” within the meaning of the JOBS Act.

We hereby confirm, on behalf of the Company, a formal filing of the Company’s Registration Statement will be made at a later date, which, in no event, will be later than fifteen (15) days before the Company commences its road show.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Evaxion Biotech A/S

Attention: Lars Staal Wegner, M.D., Chief Executive Officer

Bredgade 34E

1260 Copenhagen K

Denmark

Telephone: +45 53 53 18 50

lsw@evaxion-biotech.com

Duane Morris llp
230 Park Avenue, Suite 1130 NEW YORK, NY 10169-0079 DM3\7130777.1	PHONE: +1 212 818 9200 FAX: +1 212 818 9606

U.S. Securities and Exchange Commission

October 22, 2020

with a copy to:

Duane Morris LLP

Attention: Dwight A. Kinsey, Esq.

230 Park Avenue, Suite 1130

New York, NY 10169

Telephone: (212) 818-9200

Facsimile: (212) 818-9607

dakinsey@duanemorris.com

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 404-8727 or Rina R. Patel of my office at (212) 404- 8736.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey